SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

2Q16 EBITDA reaches R$3 billion

Mexico Project begins generating operating results

HIGHLIGHTS:

Brazil:

▶  Demand for resins (PE, PP and PVC) was 1.2 million tons in 2Q16, growing 3% from 1Q16. In the period, the Company’s market share expanded 3 p.p., with total sales of 846 kton, representing an increase of 8% from 1Q16 and surpassing the domestic market growth in the period.

▶  Braskem’s crackers operated at an average capacity utilization rate of 94% in 2Q16, up 1 p.p. from the same period last year and 5 p.p. higher than in 1Q16, reflecting the continued good operating performance, highlighting the production from the gas-based cracker in Rio de Janeiro due to the higher availability of feedstock in the period.

▶  In 2Q16, resin production amounted to 1.2 million tons, growing 1% from the prior-year period. In this scenario, in addition to the improvement in domestic demand, resin exports from Brazil increased 21% from 2Q15, to 454 kton. Compared to 1Q16, resin exports grew by 9%.

▶  Exports of basic petrochemicals amounted to 379 kton, increasing 6% from the volume in 2Q15, mainly due to higher gasoline exports.

▶  In 2Q16, the units in Brazil, including exports, posted EBITDA of R$2,293 million; accounting for 75.3% of the Company’s consolidated EBITDA.

United States and Europe:

▶  In the United States and Europe unit, the PP plants operated at an average capacity utilization rate of 103% in 2Q16, reflecting the good operating efficiency and strong demand for PP, mainly in the United States.

▶  Production at the units in the United States and Europe amounted to 513 kton in 2Q16, growing 2% from 2Q15. Sales in the quarter amounted to 504 kton, growing 2% from 2Q15.

▶  Supported by strong production and sales performance, the United States and Europe unit posted EBITDA of US$212 million (R$745 million), accounting for 24.5% of consolidated EBITDA. In the same period a year earlier, the segment accounted for 8% of consolidated EBITDA.

Mexico:

▶  With a more significant production volume, inventory building and the launch of sales, in 2Q16 the petrochemical complex in Mexico delivered its first operating results and become a reportable segment of the Company. During the period, Braskem Idesa posted EBITDA of R$7 million.

▶  In 2Q16, the capacity utilization rate of the polyethylene plants stood at 32%. Total resin production by the complex was 83 kton, with 54 kton sold in the Mexican and international market, including pre-marketing sales in the period.

Braskem - Consolidated:

▶  In 2Q16, consolidated EBITDA amounted to US$858 million, increasing 1% from the year-ago period and 11% from 1Q16. In Brazilian real, EBITDA increased 15% compared to 2Q15, to R$3,011 million. The main factors contributing to this performance were: (i) higher sales volume in all markets; (ii) better spreads for PP in the United States and Europe; (iii) higher availability of feedstock at the gas-based cracker in Rio de Janeiro; (iv) continued good performance of the United States and Europe operations; and (v) average Brazilian real depreciation of 14% between the periods.

▶  Consolidated net income in 2Q16 amounted to R$281 million, while Parent Company net income came to R$413 million.

▶  In April, Braskem paid R$1 billion in dividends (32% of 2015 net income).

▶  Corporate leverage, as measured by the ratio of Net Debt to EBITDA in U.S. dollar, stood at 1.79 times, down 21% from the same period in 2015.

EXECUTIVE SUMMARY

Despite the better-than-expected indicators in the first quarter, the economic scenario in Brazil remained challenging. Gross Domestic Product (GDP) in the year is expected to contract 3.3% due to the various uncertainties. As a result, the level of investment has declined, as well as private consumption, credit availability, employment and income.

The international scenario calls for moderate growth in the global economy. The main factors in this scenario are: (i) concerns with the Chinese economy and its repercussions for other economies; (ii) the scenario for commodities prices; (iii) the outlook for the U.S. economy with the presidential elections; and (iv) the United Kingdom’s recent decision to leave the European Union.

In this scenario, Brazilian demand for chemical products increased 0.2% in the year to June, according to the industry outlook report published by the Brazilian Chemical Manufacturers' Association (Abiquim). Despite the recent appreciation in the Brazilian real, the currency remained at historically weak levels in the first six months of the year, which benefitted the trade balance of chemical products. According to the Abiquim report, the highlight in the year to June was the effort by Brazilian companies to pursue opportunities in the international market, with exports in the last 12 months growing by 18%.

Braskem's operations in Brazil focused on keeping its crackers operating at high utilization rates to meet domestic demand in Brazil and to export resins and basic petrochemicals by capturing opportunities in the international market.

The United States and Europe operations focused on maintaining their operating performance by taking advantage of the strong demand for PP in these markets.

In Mexico, the challenges were commissioning the last low-density polyethylene plant and stabilizing production at the complex. The focus was on conducting performance tests, producing polyethylene grades, building inventories and closing sales in the Mexican and export markets.

Brazil:

Brazil's resin consumption reached 1,204 kton, expanding 3% from 1Q16 and in line with the same period last year. As a result, Braskem posted higher sales of resins in Brazil’s domestic market in 2Q16, a growth of 8% and 7% compared to 1Q16 and 2Q15, respectively, for total resin sales of 846 kton.

Braskem’s presence in the United States and Europe, coupled with its other commercial offices overseas, have strengthened its relationship with international clients and support stronger export flows from Brazil, leading to the capture of opportunities in the international market. In this context, Braskem exported 454 kton of resins, an increase of 21% and 9% from 2Q15 and 1Q16, respectively.

The higher sales volumes in Brazil’s domestic market and in the export market enabled Braskem to maintain high capacity utilization rates at its crackers and ensure its operating efficiency and competitiveness. In 2Q16, with a higher supply of feedstock to the gas-based cracker in Rio de Janeiro, the overall cracker utilization rate reached 94%.

In the international market, the crude oil price averaged US$45/barrel in 2Q16, a 34% increase from the average in 1Q16, reflecting the production interruptions in Canada and Nigeria that adversely affected supply. In this scenario, the price of naphtha – the main feedstock used by the global petrochemical industry – followed this trend and averaged US$400/ton in the quarter, up 25% from 1Q16 and 26% from 2Q15.

The price of natural gas in the United States was US$102/ton (US$2.04/MMBTU) in 2Q16, down 7% from 1Q16, given the higher production of gas associated with oil extraction and the milder winter in the region.

The average international spread1 for the thermoplastic resins produced by Braskem in Brazil2 in the quarter stood at US$646/ton, down 11% from 2Q15 and up 5% from 1Q16, with higher spreads for polyolefins. For key basic petrochemicals3, the average spread in the quarter was US$343/ton, down 3% from 2Q15 and up 1% from 1Q16.

1 Difference between the price of petrochemicals and the price of naphtha.

2 53% PE (USA), 34% PP (Asia) and 12% PVC (Asia), based on the capacity mix of Braskem’s industrial units in Brazil.

3 30% ethylene and propylene, 45% BTX, 15% butadiene and 10% cumene, based on the capacity mix of Braskem’s units in Brazil.

United States and Europe:

Braskem’s operations in the United States and Europe continued to deliver important results in 2Q16 driven by operating performance and high spreads. In this scenario, the PP plants in the United States and Europe operated at an average capacity utilization rate of 103% to produce 513 kton, or 2% more than in 2Q15.

PP sales volume in the quarter amounted to 504 kton, advancing 2% from the year-ago period, supported by strong demand from the U.S. automotive industry and firmer demand from countries such as Italy, Germany and the United Kingdom.

PP4 spreads in the United States stood at US$742/ton, down 14% from 1Q16, reflecting the higher volume of PP imports into the country in the period and up 55% from 2Q15.

The average price of U.S. Gulf (USG) propylene, the main feedstock used by the United States and Europe unit, was US$720/ton, down 22% from the year-ago quarter, due to the oversupply of propylene in the U.S. market caused by higher production at refineries and by lower crude oil prices.

Mexico:

The capacity utilization rate of the polyethylene plants in the quarter stood at 32%, with the building of 74 kton of resin inventories. Total resin production by the complex was 83 kton, with 54 kton sold in the Mexican and international market, including pre-marketing sales in the period.

Braskem Consolidated:

In 2Q16, consolidated EBITDA amounted to US$858 million, increasing 1% from the year-ago period and 11% sequentially. In Brazilian real, EBITDA increased 15% compared to 2Q15 to R$3,011 million. The main factors contributing to this performance were (i) higher sales volume in all markets; (ii) better PP spreads in the USA and Europe; (iii) higher availability of feedstock at the gas-based cracker in Rio de Janeiro; (iv) continued good performance of the United States and Europe operations; and (v) average Brazilian real depreciation of 14% between the periods.

In this scenario, the international market (USA, Europe, exports from Brazil and Braskem Idesa) accounted for 46% of net revenue (ex-resale of naphtha and condensate) in 2Q16, up 2 p.p. from the previous quarter, due to: (i) the startup of the petrochemical complex in Mexico; and (ii) higher export volumes from Brazil.

Consolidated net income in the quarter amounted to R$281 million and Parent Company net income was R$413 million.

At the end of 2Q16, Braskem’s net debt stood at US$5,553 million, decreasing 5% from the balance at the end of 2Q15 and increasing 4% from the balance at the end of 1Q16. Corporate leverage, as measured by the ratio of Net Debt to EBITDA in U.S. dollar, stood at 1.79 times at the end of the quarter, down 21% from the same period in 2015.

Braskem’s cost-cutting program delivered an effective gain of R$104 million in 2Q16. To date, the program has delivered an effective gain of R$173 million and a recurring gain of R$289 million, after completion of 53% of the initiatives. The gains are distributed in reduction of fixed and variable costs and optimization of investments. The expectation for the program is to achieve a recurring gain of approximately R$350 million by year-end.

4 As from 2Q16, the U.S. PP spread was changed to better reflect the U.S. market: difference between the U.S. PP price (GP homopolymer) and the U.S. propylene price (polymer grade).

▶  BRAZIL

Braskem’s results in Brazil are formed by the following segments: Basic Petrochemicals, Polyolefins, Vinyls and Chemical Distribution.

In 2Q16, the segments in Brazil posted net revenue of R$12,417 million and EBITDA of R$2,293 million, accounting for 83% and 75%, respectively, of the Company's consolidated segments.

Income Statement (R$ million)	2Q16	1Q16	2Q15	Change	Change	1H16	1H15	Change
BRAZIL	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Net Revenue	12,417	12,002	11,896	3%	4%	24,419	22,435	9%
Cost of Good Sold	(10,012)	(9,709)	(9,218)	3%	9%	(19,720)	(18,314)	8%
Gross Profit	2,406	2,293	2,678	5%	-10%	4,699	4,121	14%
Gross Margin	19%	19%	23%	-	-	19%	18%	-
SG&A	(563)	(558)	(526)	1%	7%	(1,121)	(1,042)	8%
Other Operating Income (expenses)	(53)	(43)	(18)	-	-	(96)	(26)	268%
EBITDA	2,293	2,165	2,548	6%	-10%	4,458	3,895	14%
EBITDA Margin	18%	18%	21%	0.4 p.p.	-3.0 p.p.	18%	17%	0.9 p.p.

1.   BASIC PETROCHEMICALS

The Basic Petrochemicals Unit is formed by and operates 4 petrochemical complexes (Camaçari, Triunfo, São Paulo and Rio de Janeiro) producing olefins, aromatics and utilities.

These units have total annual ethylene production capacity of 3,952 kton, of which approximately 78% is naphtha-based, 16% is gas-based and the remainder is ethanol-based. Of the total ethylene produced by the Basic Petrochemicals Unit, around 80% is transferred for use by Braskem’s Polyolefins and Vinyls units.

Total annual propylene production capacity is 1,585 kton, of which approximately 65% on average is transferred for use by the Company’s Polyolefins Unit.

The income statement of the Basic Petrochemicals Unit is presented below:

Income Statement (R$ million)	2Q16	1Q16	2Q15	Change	Change	1H16	1H15	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Net Revenue	6,156	5,950	6,084	3%	1%	12,106	11,184	8%
Cost of Good Sold	(4,943)	(4,815)	(4,772)	3%	4%	(9,757)	(9,402)	4%
Gross Profit	1,213	1,135	1,313	7%	-8%	2,349	1,783	32%
Gross Margin	20%	19%	22%	-	-	19%	16%	-
SG&A	(160)	(155)	(148)	3%	8%	(315)	(305)	3%
Other Operating Income (expenses)	(29)	(33)	(6)	-	-	(62)	(12)	395%
EBITDA	1,320	1,239	1,412	7%	-6%	2,560	1,972	30%
EBITDA Margin	21%	21%	23%	0.6 p.p.	-1.8 p.p.	21%	18%	3.5 p.p.

Capacity Utilization: In 2Q16, the crackers operated at a capacity utilization rate of 94%, up 5 p.p. from 1Q16 and 1 p.p. from 2Q15. The higher utilization rate is mainly explained by the better performance of the gas-based Rio de Janeiro cracker, where the increased availability of feedstock led the capacity utilization rate to reach 94%, an increase of 23 p.p. from 1Q16.

Production: Production of key basic petrochemicals in 2Q16 increased 4% from the volume produced in 1Q16. Compared to 2Q15, production volume was flat.

In the first six months of 2016, production volume of key basic petrochemicals stood at 3,220 kton, in line with the volume produced in the same period of 2015.

Performance (tons)	2Q16	1Q16	2Q15	Change	Change	1H16	1H15	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Production
Ethylene	880,739	831,422	872,465	6%	1%	1,712,161	1,699,122	1%
utilization rate	94%	89%	93%			92%	91%
Propylene	367,036	341,327	359,202	8%	2%	708,363	705,941	0%
Cumene	36,935	56,553	57,857	-35%	-36%	93,488	105,252	-11%
Butadiene	106,708	100,802	105,898	6%	1%	207,510	198,035	5%
BTX*	248,735	249,741	251,496	0%	-1%	498,476	496,308	0%
Total Production	1,640,153	1,579,845	1,646,918	4%	0%	3,219,998	3,204,658	0%
BTX* - Benzene, Toluene and Paraxylene

Internal Transfers: The Basic Petrochemicals Unit transfers mainly ethylene to the Vinyls unit and ethylene and propylene to the Polyolefins unit. In 2Q16, ethylene and propylene transfers amounted to approximately 1 million tons, 7% and 2% higher than in 1Q165 and 2Q15, respectively.

In 1H16, the Basic Petrochemicals Unit transferred approximately 2 million tons to the Vinyls and Polyolefins units, or 3% more than in the same period last year.

Performance (tons)	2Q16	1Q16	2Q15	Change	Change	1H16	1H15	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Transfers
Ethylene	733,221	668,721	722,383	10%	2%	1,401,942	1,413,389	-1%
Propylene	258,602	255,786	253,862	1%	2%	514,389	457,676	12%
Total Transfers	991,824	924,507	976,245	7%	2%	1,916,331	1,871,066	2%

Sales Volume – Brazilian Market: Sales volume of key basic petrochemicals to third parties in the Brazilian domestic market came to 462 kton in 2Q16, increasing 2% from 1Q16, led by the higher sales volumes of propylene and BTX. Compared to 2Q15, domestic sales volume to third parties in Brazil declined 3%.

In the six-month period, sales volume of key basic petrochemicals to third parties in the Brazilian market was 916 kton, up 3% from 1H15.

Performance (tons)	2Q16	1Q16	2Q15	Change	Change	1H16	1H15	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Sales - Brazilian Market
Ethylene	125,343	127,181	130,877	-1%	-4%	252,524	249,065	1%
Propylene	72,419	60,747	61,470	19%	18%	133,166	108,022	23%
Cumene	41,158	49,530	57,845	-17%	-29%	90,688	106,891	-15%
Butadiene	50,492	49,832	56,109	1%	-10%	100,324	113,630	-12%
BTX*	172,365	167,354	169,321	3%	2%	339,719	316,118	7%
Total Brazilian Market	461,776	454,645	475,623	2%	-3%	916,422	893,726	3%

Net Revenue – Brazilian Market: net revenue amounted to R$4,775 million in 2Q16 (including R$2,798 million related to sales6 to the Polyolefins and Vinyls units), a decrease of 3% from 2Q15, which is mainly explained by the shift in the mix between the Brazilian and export markets for certain products, such as gasoline. In U.S. dollar, net revenue from domestic sales in Brazil came to US$1,363 million, or 15% lower than in 2Q15.

Sales Volume – Export Market: in 2Q16, the export volume of key basic petrochemicals came to 170 kton, a decrease of 3% from 1Q16 and 6% from 2Q15, which is mainly explained by lower export volumes of BTX and by the Company’s decision to increase PP production by reducing propylene exports in order to capture higher margins in the international market.

In 1H16, exports of key basic petrochemicals amounted to 347 kton, down 8% from 1H15, which is basically explained by the lower export volumes of BTX, the redirecting of propylene previously allocated to the export market to Brazil’s domestic market following the startup of the acrylics complex in Bahia and the production of PP for export.

5 Change in the figure reported in 1Q16 to exclude transfers of propylene for cumene production.

6 Sales of Basic Petrochemicals to the Polyolefins and Vinyls units are presented here on a managerial basis solely to show the result allocated to each segment.

Performance (tons)	2Q16	1Q16	2Q15	Change	Change	1H16	1H15	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Sales - Export Market
Ethylene	19,637	23,784	12,421	-17%	58%	43,421	24,514	77%
Propylene	28,340	19,314	40,684	47%	-30%	47,654	94,005	-49%
Cumene	-	-	-	-	-	-	-	-
Butadiene	49,613	52,907	42,917	-6%	16%	102,520	77,808	32%
BTX*	72,817	80,311	85,912	-9%	-15%	153,128	182,589	-16%
Total Exports	170,406	176,317	181,934	-3%	-6%	346,723	378,916	-8%

Net Revenue - Export Market: net revenue from basic petrochemical exports came to R$1,381 million in 2Q16, increasing 21% from 2Q15, mainly reflecting the better levels of prices and international references. In U.S. dollar, net revenue from exports was US$393 million, 6% higher than in 2Q15.

COGS: naphtha, HLR (refinery gas), ethane and propane are the main feedstock used by the Basic Petrochemicals Unit to produce olefins and aromatics. Petrobras supplies 100% of the HLR, ethane and propane consumed by Braskem and around 70% of the naphtha, with the remainder met by imports from various suppliers.

In 2Q16, the cost of goods sold of the basic petrochemicals unit was R$4,943 million, up 4% compared to 2Q15, and mainly explained by the 14% Brazilian real depreciation between the periods. In U.S. dollar, COGS amounted to US$1,409 million, decreasing 9% compared to 2Q15.

The average price of ARA naphtha in the quarter was US$400/ton, down 26% from 2Q15. The decline is mainly explained by: (i) higher oil stocks, especially in the U.S. Gulf region; (ii) the normalization of production at certain refineries and petrochemical companies that had been affected by scheduled and unscheduled maintenance shutdowns in the first half of 2015; and (iii) the hike in the U.S. Fed Funds rate, which led the U.S. dollar to strengthen and consequently affected the prices of commodities traded in the currency. Compared to 1Q16, the average price of the ARA naphtha reference increased 25%, which is mainly explained by the 34% increase in crude oil prices in the period.

For the supply of naphtha in Brazil’s domestic market (average of n-1 quote), the average price was US$378/ton, down 25% from the same period last year (when prices were based on the three-month moving average). The Mont Belvieu price reference for ethane, the feedstock used by the Rio de Janeiro cracker, averaged 20 ¢/gal (US$ 151/ton), an increase of 11% from 2Q15, while the propane price rose 8% in the same comparison to close 2Q16 quoted at 49 ¢/gal (US$257/ton).

In 1H16, cost of goods sold of the Basic Petrochemicals Unit was R$9,757 million, increasing 4% from 1H15. In U.S. dollar, COGS came to US$2,641 million, a decrease of 17% from 1H15.

The highlights were the costs of ethane and propane, the feedstock used by the Rio de Janeiro cracker, which declined between 1H16 and 1H15. The USG price reference for ethane was US$134/ton and the USG price for propane was US$229/ton, which represent declines of 3% and 11%, respectively, explained mainly by: (i) the lower level of prices for crude oil and other petroleum products; (ii) logistics difficulties in exports; and (iii) higher availability of propane due to the milder winter in the region.

Gross Profit: In 2Q16, the Basic Petrochemicals Unit recorded gross profit of R$1,213 million, down 8% from the year-ago period.

In the first six months of the year, the Basic Petrochemicals Unit posted gross profit of R$2,349 million, up 32% compared to the same period of 2015.

SG&A Expenses: In 2Q16, selling, general and administrative expenses were R$160 million, increasing 8% from 2Q15.

EBITDA: In 2Q16, the Basic Petrochemicals Unit posted EBITDA of R$1,320 million, down 6% from EBITDA in the same period of 2015, which is mainly explained by the lower total sales volume and the effects from the local-currency depreciation on the unit’s costs. In U.S. dollar, EBITDA came to US$376 million, decreasing 18% from 2Q15. EBITDA margin stood at 21% in the quarter.

In the first half of 2016, the Basic Petrochemicals Unit posted EBITDA of R$2,560 million, 30% or R$588 million higher than in the same period of 2015. In U.S. dollar, EBITDA in the period was US$693 million, advancing 8% from 1H15.

EBITDA from the Basic Petrochemicals Unit accounted for 42% of the consolidated EBITDA of reportable segments.

2.   POLYOLEFINS

The Polyolefins segment is formed by 18 industrial plants in Brazil producing polyethylene (PE) and polypropylene (PP), which includes the production of Braskem’s Green PE from renewable feedstock.

The industrial operations consist of the PE and PP plants located in the petrochemical complexes of Triunfo, Camaçari, São Paulo and Rio de Janeiro, which have combined annual production capacity of 3,055 kton of PE, with 200 kton of Green PE and 1,850 kton of PP.

The income statement of the Polyolefins Unit is presented below:

Income Statement (R$ million)	2Q16	1Q16	2Q15	Change	Change	1H16	1H15	Change
POLYOLEFINS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Net Revenue	5,316	5,092	4,991	4%	6%	10,408	9,597	8%
Cost of Good Sold	(4,171)	(4,049)	(3,763)	3%	11%	(8,220)	(7,477)	10%
Gross Profit	1,144	1,043	1,228	10%	-7%	2,188	2,120	3%
Gross Margin	22%	20%	25%	-	-	21%	22%	-
SG&A	(315)	(314)	(295)	0%	7%	(629)	(572)	10%
Other Operating Income (expenses)	(21)	(12)	(20)	-	-	(34)	(27)	26%
EBITDA	920	828	1,018	11%	-10%	1,749	1,738	1%
EBITDA Margin	17%	16%	20%	1.0 p.p.	-3.1 p.p.	17%	18%	-1.3 p.p.

Capacity Utilization: The PE plants operated at an average capacity utilization rate of 92% in the quarter, increasing 1 p.p. and 9 p.p. from 2Q15 and 1Q16, respectively, supported mainly by the higher production at the units in Bahia and the better performance of the Rio de Janeiro cracker, which had been affected in recent quarters by low feedstock availability and this quarter set a new record for PE production since 2014. In 1H16, the average capacity utilization of the PE plants stood at 88%, down 1 p.p. from 1S15.

The PP plants operated at an average capacity utilization rate of 84% in 2Q16, in line with the rate in 2Q15 and down 5 p.p. from 1Q16, due to the scheduled maintenance shutdowns at the Paulínia and Mauá plants. In 1H16, the PP plants operated at an average capacity utilization rate of 86%, up 8 p.p. from 1H15, influenced by the better performance of plants in the Rio de Janeiro and Rio Grande do Sul complexes due to improvement in the supply of propylene from the Basic Petrochemicals Unit.

Production: Polyolefins production in the quarter decreased 1% compared to 2Q15 and increased 5% compared to 1Q16, led by the production of PE. In 1H16, polyolefins production increased 1% from 1H15.

Performance (tons)	2Q16	1Q16	2Q15	Change	Change	1H16	1H15	Change
Production
PE's	699,663	629,737	684,594	11%	2%	1,329,400	1,338,858	-1%
utilization rate	92%	83%	91%			88%	89%
PP	387,043	408,228	412,277	-5%	-6%	795,272	759,385	5%
utilization rate	84%	89%	84%			86%	78%
Total Production	1,086,706	1,037,965	1,096,871	5%	-1%	2,124,672	2,098,244	1%
Utilization rate does not comprises capacity of the hibernated PP plant in Bahia from 1Q16 onwards

Brazilian Market: the estimated market for polyolefins (PE and PP) in 2Q16 reached 954 kton, up 1% from 2Q15. Compared to 1Q16, the estimated market for polyolefins expanded 4% influenced mainly by PE, especially the food and agriculture segments. In the six-month period, the estimated market for PE and PP contracted 10%.

Sales Volume – Brazilian Market: In 2Q16, domestic sales volume in Brazil followed the performance of the country’s resin demand and amounted to 713 kton, for growth of 6% from the same period of 2015. Meanwhile, market share stood at 75%, advancing 4 p.p. from 2Q15.

Compared to 1Q16, domestic sales volume in Brazil increased 8%, influenced by seasonality. In the first six months, domestic sales volume in Brazil contracted 7% from 1H15.

Performance (tons)	2Q16	1Q16	2Q15	Change	Change	1H16	1H15	Change
POLYOLEFINS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Sales - Brazilian Market
PE's	436,529	391,425	399,158	12%	9%	827,954	886,835	-7%
PP	276,145	269,267	271,065	3%	2%	545,412	583,111	-6%
Total Brazilian Market	712,674	660,692	670,223	8%	6%	1,373,366	1,469,946	-7%

Net Revenue - Brazilian Market: In 2Q16, net revenue came to R$3,575 million, up 7% from 2Q15, influenced primarily by the higher polyolefins sales volume and by the weaker Brazilian real, which offset the lower prices for PE and PP in the international market. In U.S. dollar, net revenue from the polyolefins unit’s sales in Brazil came to US$1,019 million, down 6% from the same period last year.

In 1H16, net revenue from polyolefins sales in Brazil increased 1% compared to 1H15, to R$6,958 million. Despite the higher sales volume, net revenue in U.S. dollar decreased 20% to US$1,876 million, mainly due to the weaker Brazilian real.

Sales Volume - Export Market: In 2Q16, exports from the Polyolefins unit amounted to 426 kton, increasing 15% compared to 2Q15, led by higher exports of PP primarily to South America, Europe and North America. Compared to 1Q16, exports advanced 12%. In 1H16, exports amounted to 807 kton, increasing 29% on 1H15.

Performance (tons)	2Q16	1Q16	2Q15	Change	Change	1H16	1H15	Change
POLYOLEFINS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Sales - Export Market
PE's	275,322	244,227	256,271	13%	7%	519,549	459,934	13%
PP	151,072	136,580	113,891	11%	33%	287,652	166,679	73%
Total Exports	426,395	380,807	370,162	12%	15%	807,201	626,613	29%

Net Revenue - Export Market: Net revenue from exports amounted to R$1,741 million, increasing 6% from 2Q15, driven by the higher sales volume. In U.S. dollar, net revenue from exports of polyolefins came to US$496 million, down 8% from the same period last year. In 1H16, net revenue from exports of polyolefins increased 29% in Brazilian real and 4% in U.S. dollar to R$3,449 million and US$933 million, respectively.

COGS: Ethylene and propylene are the main feedstock used to make PE and PP, respectively. For PE production, 100% of the ethylene used is supplied by the Basic Petrochemicals Unit, as also is 65% of the propylene consumed to make PP, with the remainder supplied by Petrobras.

In 2Q16, cost of goods sold (COGS) of the Polyolefins Unit amounted to R$4,171 million, increasing 11% compared to 2Q15. Despite the lower raw material prices, COGS was affected by the weaker Brazilian real and the higher sales volume of polyolefins in the period. The average international price reference for propylene in the U.S. Gulf (USG) stood at US$720/ton, down 22% from the same quarter last year, reflecting the global oversupply of propylene. The average price of the international reference for ethylene in Europe (NWE), which is used for internal transfers, stood at US$1,017/ton, decreasing 11% from 2Q15.

In 1H16, cost of goods sold (COGS) of the Polyolefins Unit amounted to R$8,220 million, increasing 10% compared to 1H15. The average USG reference price for propylene was US$702/ton, down 30% from 1H15. The average international price reference for ethylene in Europe (NWE) was US$975/ton, down 8% from 1H15.

Gross Profit: In 2Q16, the Polyolefins Unit posted gross profit of R$1,144 million, down 7% from 2Q15, with gross margin contracting 3 p.p. to 22%. In 1H16, gross profit increased 3% to R$2,188 million, with gross margin contracting 1 p.p. from 1H15 to 21%.

SG&A Expenses: Selling, general and administrative expenses amounted to R$315 million in 2Q16 and to R$629 million in 1H16, increasing 7% and 10% on the year-ago periods, influenced by the higher sales volumes in Brazil’s domestic market and in the export market.

EBITDA: EBITDA amounted to R$920 million, declining 10% from 2Q15. The contraction in international spreads for polyolefins was partially offset by the higher sales volume and the 14% Brazilian real depreciation in the period. In U.S. dollar, EBITDA amounted to US$262 million, decreasing 21% from 2Q15, with EBITDA margin contracting 3 p.p. to 17%. EBITDA from Polyolefins accounted for 31% of consolidated EBITDA, compared to 37% in 2Q15.

In the six-month period, EBITDA from Polyolefins amounted to R$1,749 million, advancing 1% from 1H15. In U.S. dollar, EBITDA contracted 19% to US$474 million, with EBITDA margin of 17%, down 1 p.p. from 1H15. In 1H16, EBITDA from Polyolefins accounted for 29% of consolidated EBITDA, compared to 41% in 1H15.

3.   VINYLS

The Vinyls segment is formed by the industrial and commercial operations of the PVC, Chlorine and Caustic Soda units, as well as other products such as hydrogen and sodium hypochlorite in Brazil, hydrochloric acid and hydrogen.

The industrial operations include three PVC plants located in the petrochemical complexes in Camaçari and Alagoas and the two chlor-alkali plants located in the same two petrochemical complexes.

The Company’s annual production capacity is 710 kton of PVC and 539 kton of caustic soda.

The income statement of the Vinyls Unit is presented below:

Income Statement (R$ million)	2Q16	1Q16	2Q15	Change	Change	1H16	1H15	Change
VINYLS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Net Revenue	736	746	605	-1%	22%	1,482	1,245	19%
Cost of Good Sold	(728)	(677)	(512)	8%	42%	(1,404)	(1,112)	26%
Gross Profit	8	70	93	-88%	-91%	78	133	-41%
Gross Margin	1%	9%	15%	-	-	5%	11%	-
SG&A	(56)	(55)	(51)	0%	9%	(111)	(102)	8%
Other Operating Income (expenses)	(2)	0	9	-	-	(2)	14	-113%
EBITDA	44	84	103	-47%	-57%	128	160	-20%
EBITDA Margin	6%	11%	17%	-5.2 p.p.	-11.0 p.p.	9%	13%	-4.2 p.p.

Capacity Utilization: The capacity utilization rate of the PVC plants stood at 84% in the quarter, improving 11 p.p. from the same period of 2015. Compared to 1Q16, when production was affected by scheduled maintenance shutdowns, the capacity utilization rate improved by 13 p.p. In 1H16, the average capacity utilization of the PVC plants stood at 78%, down 3 p.p. from 1H15.

Production: Combined production of PVC and caustic soda in 2Q16 increased by 7% and 8% compared to 2Q15 and 1Q16, respectively. In the six-month period, combined production of PVC and caustic soda increased 3% from 1H15.

Performance (tons)	2Q16	1Q16	2Q15	Change	Change	1H16	1H15	Change
VINYLS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Production
PVC	148,604	125,906	130,028	18%	14%	274,510	262,382	5%
utilization rate	84%	71%	73%			78%	75%
Caustic Soda	102,071	105,727	103,697	-3%	-2%	207,798	206,510	1%
Total Production	250,676	231,634	233,726	8%	7%	482,309	468,893	3%

Brazilian Market: in 2Q16, estimated PVC consumption amounted to 250 kton, decreasing 5% from 2Q15 and in line with 1Q16. In the first six months of the year, domestic sales of PVC contracted by 11% compared to 1H15.

Sales Volume - Brazilian Market: domestic sales of PVC came to 133 kton in 2Q16, growing 9% from the year-ago period, influenced mainly by the increased commercial efforts. Compared to 1Q16, domestic sales volume in Brazil increased 11%. In the first six months, domestic sales volume in Brazil contracted by 8% from 1H15.

Performance (tons)	2Q16	1Q16	2Q15	Change	Change	1H16	1H15	Change
VINYLS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Sales - Brazilian Market
Brazilian Market - PVC	249,957	250,627	262,571	0%	-5%	500,583	560,689	-11%
Braskem Sales	132,913	119,698	121,508	11%	9%	252,610	275,559	-8%
Market Share	53%	48%	46%			50%	49%

Net Revenue – Brazilian Market: In 2Q16, net revenue came to R$668 million, up 10% from 2Q15, basically explained by the higher sales volume and by the weaker Brazilian real, which offset the lower PVC price in the international market. In U.S. dollar, net revenue from the unit’s domestic sales came to US$189 million, down 2% from the same period last year.

In 1H16, net revenue from vinyl sales in Brazil’s domestic market increased 7% compared to 1H15 to R$1,316 million. In U.S. dollar, net revenue was US$356 billion or 14% lower.

Sales Volume - Export Market: For the fifth straight quarter, Braskem exported a portion of its PVC production. In 2Q16, exports amounted to 27 kton, compared to 3 kton in 2Q15. The main destinations of Braskem’s exports were Asia and Europe.

Compared to 1Q16, exports decreased 21%. On the other hand, in 1H16 exports increased 58 kton from 1H15, influenced by the Company’s strategy to export part of its PVC production given the weaker demand in the domestic market.

Net Revenue - Export Market: Net revenue from exports in the segment came to R$68 million in 2Q16 and R$158 million in 1H16.

COGS: Ethylene and energy are the main inputs used by the Vinyls unit to produce caustic soda, chlorine and PVC. The ethylene is 100% supplied by the Basic Petrochemicals Unit.

In 2Q16, cost of goods sold (COGS) of the Vinyls Unit amounted to R$728 million, increasing 42% compared to 2Q15. Despite the lower raw material prices, COGS was impacted by the weaker Brazilian real and the higher production and sales volume of vinyls in the period. In 1H16, the unit’s cost of goods sold (COGS) amounted to R$1,404 million, increasing 26% from 1H15, influenced by the higher production volume.

Gross Profit: In 2Q16, the unit posted gross profit of R$8 million, or R$85 million lower than in 2Q15, with gross margin contracting 11 p.p. to 1%. In the first six months of 2016, gross profit decreased 41% to R$78 million, with gross margin of 5%, down 6 p.p. from 1H15.

SG&A Expenses: Selling, general and administrative expenses amounted to R$56 million in 2Q16 and R$111 million in 1H16, with both increasing 9% from the year-ago periods, reflecting the higher sales volume in the Brazilian market in the quarter and the higher exports.

EBITDA: EBITDA amounted to R$44 million, down 57% from 2Q15. In U.S. dollar, EBITDA amounted to US$13 million, decreasing 62% from 2Q15, with EBITDA margin of 6%, down 11 p.p. from the same period of 2015. EBITDA from the Vinyls Unit accounted for 1% of consolidated EBITDA, compared to 4% in 2Q15.

In the six-month period, EBITDA from Vinyls amounted to R$128 million, down 20% from 1H15. In U.S. dollar, EBITDA contracted 37% to US$34 million, with EBITDA margin of 9%, down 4 p.p. compared to 1H15. In 1H16, EBITDA from the Vinyls Unit accounted for 2% of consolidated EBITDA, compared to 4% in 1H15.

4.   CHEMICALS DISTRIBUTION (quantiQ):

The chemicals distribution segment has a portfolio of more than 1,500 products. The products are classified as commodities, performance and specialties.

The income statement of the Chemicals Distribution unit is presented below:

Income Statement (R$ million)	2Q16	1Q16	2Q15	Change	Change	1H16	1H15	Change
CHEMICALS DISTRIBUTION	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Net Revenue	210	214	215	-2%	-2%	424	408	4%
Cost of Good Sold	(170)	(169)	(171)	1%	-1%	(339)	(323)	5%
Gross Profit	40	45	44	-11%	-10%	85	85	0%
Gross Margin	19%	21%	21%	-	-	20%	21%	-
SG&A	(33)	(34)	(31)	-4%	5%	(67)	(61)	9%
Other Operating Income (expenses)	(1)	2	(1)	-	-	1	(1)	-295%
EBITDA	8	14	15	-43%	-48%	22	26	-17%
EBITDA Margin	4%	6%	7%	-2.7 p.p.	-3.3 p.p.	5%	6%	-1.3 p.p.

Sales Volume: In 2Q16, the chemicals distribution unit registered sales volume growth of 15% compared to 1Q16, which is mainly explained by the better sales performance of commodities such as methanol, oils and synthetic solvents. Compared to the same period of 2015, sales volume remained stable.

In 1H16, sales volume by the chemicals distribution unit increased 4% compared to 1H15, led by sales of aliphatics and oils.

Net Revenue: In 2Q16, net revenue amounted to R$210 million, down 2% from the net revenue posted in 2Q15, which was mainly explained by lower prices. In U.S. dollar, net revenue was US$60 million in the quarter, down 14% compared to 2Q15.

In 1H16, net revenue was R$424 million, increasing 4% from the same period of 2015. In U.S. dollar, net revenue stood at US$115 million, or 17% lower than in 1H15.

COGS: The main cost of the Chemicals Distribution Unit is the acquisition of the products it distributes.

In 2Q16, cost of goods sold (COGS) in the segment came to R$170 million, in line with the same quarter a year earlier. In the first six months of 2016, cost of goods sold amounted to R$339 million, increasing 5% from 1H15, influenced by the Brazilian real depreciation between the periods.

Gross Profit: In 2Q16, gross profit came to R$40 million, down 10% from the second quarter of last year. Gross margin from the segment stood at 19%, contracting 2 p.p. from 2Q15. In 1H16, gross profit amounted to R$85 million, in line with the amount in 1H15.

SG&A Expenses: Selling, general and administrative expenses were R$33 million, increasing 5% from 2Q15. In 1H16, selling, general and administrative expenses were R$67 million, increasing 9% from the year-ago period.

EBITDA: EBITDA amounted to R$8 million, decreasing 48% from 2Q15. In U.S. dollar, EBITDA amounted to US$2 million, decreasing 54% from 2Q15, with EBITDA margin contracting 3 p.p. to 4%. EBITDA from chemicals distribution accounted for around 1% of consolidated EBITDA, unchanged from 2Q15. In 1H16, EBITDA amounted to R$22 million, down 17% on the year-ago period. In U.S. dollar, EBITDA contracted 33% to US$6 million, with EBITDA margin of 5%, down 1 p.p. from 1H15. In 1H16, EBITDA from chemicals distribution accounted for around 1% of consolidated EBITDA, the same level as in 1H15.

▶  INTERNATIONAL BUSINESS

Braskem’s overseas results are formed by the polypropylene plants and commercial operations in the United States and Europe and by Braskem Idesa, the petrochemical complex in Mexico producing polyethylene.

5.   UNITED STATES AND EUROPE

The unit’s results are formed by five industrial plants in the United States and two in Europe, with aggregate annual production capacity of 2,010 kton, with 1,465 kton in the United States and 545 kton in Europe.

The unit posted net revenue of R$2,298 million (US$655 million) and EBITDA of R$745 million (US$212 million), representing 15% and 25%, respectively, of the Company’s consolidated results.

The income statement of the United States and Europe unit is presented below:

Income Statement (US$ million)	2Q16	1Q16	2Q15	Change	Change	1H16	1H15	Change
UNITED STATES AND EUROPE	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Net Revenue	655	649	646	1%	1%	1,304	1,259	4%
Cost of Good Sold	(421)	(416)	(560)	1%	-25%	(838)	(1,115)	-25%
Gross Profit	233	233	86	0%	172%	466	144	224%
Gross Margin	36%	36%	13%	-	-	36%	11%	-
SG&A	(37)	(31)	(32)	18%	15%	(68)	(63)	8%
Other Operating Income (expenses)	0	1	0	-	-	1	0	179%
EBITDA	212	219	72	-3%	195%	431	115	274%
EBITDA Margin	32%	34%	11%	-1.3 p.p.	21.3 p.p.	33%	9%	23.9 p.p.
Net Revenue - R$ million	2,298	2,535	1,985	-9%	16%	4,833	3,736	29%
EBITDA - R$ million	745	855	221	-13%	238%	1,600	349	359%

Capacity Utilization: The plants in the United States and Europe segment operated at a capacity utilization rate of 103% in the period, representing increases of 2 p.p. and 3 p.p. compared to 2Q15 and 1Q16, respectively. The higher rate was mainly due to the good operating performance of the plants in the United States, which, after undergoing maintenance shutdowns in the first quarter, resumed operations in 2Q16. At the units in Germany, the plants are undergoing a process to optimize the production mix with the aim of capturing operating efficiency gains.

Production: Production in 2Q16 increased 2% on the prior-year period and 3% sequentially.

Performance (tons)	2Q16	1Q16	2Q15	Change	Change	1H16	1H15	Change
UNITED STATES AND EUROPE	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Production
PP	513,415	499,233	505,568	3%	2%	1,012,648	966,434	5%
utilization rate	103%	100%	101%			101%	97%

Market: U.S. demand for PP fell 1% from 1Q16. The highlights were the automotive industry, which continued to grow and increase its demand for PP, driven by the industry regulations requiring higher fuel efficiency and consequently encouraging the substitution of heavier materials in cars and SUVs by plastics.

In Europe, Braskem’s PP plants benefited from relatively strong demand from countries such as Italy, Germany and the United Kingdom. Demand for polypropylene in Western Europe has been gradually returning to pre-2008 levels, reflecting the economic recovery in the region’s countries.

Sales Volume: PP sales volume in the quarter was 504 kton, increasing 2% from 2Q15. Despite the higher sales volume, prices in the United States were affected by the higher volume of PP imports into the region. Furthermore, although no new PP plants have come online in North America in recent years, some debottlenecking projects expanded the region’s capacity by 40 kton in 2016.

Performance (tons)	2Q16	1Q16	2Q15	Change	Change	1H16	1H15	Change
UNITED STATES AND EUROPE	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Sales
PP	503,980	499,577	493,373	1%	2%	1,003,557	953,651	5%

Net Revenue: In 2Q16, net revenue from the USA and Europe unit came to US$655 million, up 1% from the same period last year. The highlight was the sales volumes in Europe, given the competitive price in Western Europe in the period.

COGS: The main raw material used by the USA and Europe unit to produce PP is propylene, which is supplied by various local producers.

In 2Q16, cost of goods sold (COGS) in the United States and Europe unit was US$416 million, decreasing 25% from 2Q15, which is explained in large part by the lower propylene price. The average price of the international reference for propylene in the U.S. Gulf (USG) stood at US$720/ton, down 22% from the same quarter last year, reflecting the oversupply of propylene in the U.S. market caused by the increased production by refineries and lower crude oil prices.

The average price of the international reference for propylene in Europe was US$715/ton, decreasing 34% from 2Q15, which is explained by the oversupply of propylene caused by the preference of European players for naphtha cracking rather than gas cracking and by lower crude oil prices.

Gross Profit: In 2Q16, gross profit was US$233 million, advancing 172% from 1Q16, influenced mainly by the lower COGS.

SG&A Expenses: In 2Q16, selling, general and administrative expenses were US$37 million, increasing US$5 million from 2Q15.

EBITDA: EBITDA amounted to US$212 million in the quarter, increasing 195% from 2Q15. The main reason for the good result was the lower propylene price, which led the PP-propylene spread7 to increase 47% in the United States and 16% in Europe.

In Brazilian real, EBITDA from the United States and Europe Unit came to R$745 million, accounting for 25% of consolidated EBITDA. In 2Q15, the segment represented 8% of total EBITDA.

6.   MEXICO

The unit, which is represented by Braskem Idesa SAPI (Braskem Idesa), a joint venture between Braskem (75%) and the Mexican group Idesa (25%), is responsible for operations, management and sales at the recently inaugurated petrochemical complex located in Veracruz, a state on Mexico’s southern Gulf Coast.

The complex includes a gas-based ethylene cracker and three polyethylene plants – two high-density (HDPE) and one low-density (LDPE) – with combined annual production of capacity of 1,050 kton of ethylene, 750 kton of HDPE and 300 kton of LDPE.

The complex was gradually commissioned throughout the first half of 2016: startup of the cracker and specification of the ethylene in March, startup of the two HDPE units in April, and startup of the LDPE plant in June.

In this scenario, as from May, the results of Braskem Idesa will no longer be recorded as a project, but rather as a reportable operating segment, except for the results of the LDPE plant, which is still considered a pre-operational asset, since it is currently in the commissioning phase.

The income statement of the Mexico Unit is presented below:

Income Statement (R$ million)	2Q16***	1Q16*	1H16
MEXICO**	(A)	(B)	(D)
Net Revenue	214	121	334
Cost of Good Sold	(146)	(118)	(264)
Gross Profit	67	3	70
Gross Margin	32%	2%	21%
SG&A	(66)	(28)	(94)
Other Operating Income (expenses)	(54)	(1)	(55)
EBITDA	7	(27)	(20)
EBITDA Margin	3%	-22%	-6%
* The result in 1Q16 refers to the pre-operational phase of the petrochemical complex and was generated 100% from pre-marketing sales.
** Includes 100% of the results of Braskem Idesa and not just the interest held by the Parent Company Braskem in the company.
*** Figures for 2Q16 include the resin sales transferred from Brazil during pre-marketing activities.

Production/Capacity Utilization: Due to the gradual ramp-up of the complex throughout 2Q16, total production in Mexico amounted to 83,538 tons of PE, with a capacity utilization rate of 32%.

Net Revenue: Net revenue in 2Q16 came to R$214 million, resulting from the sale of 54,000 tons of PE in the period.

The sales price of Braskem Idesa’s PE is defined based on import parity in the Mexican market and on the price of resins sold in the U.S. Gulf Coast, which averaged US$1,156/ton in 2Q16, 10% higher than in 1Q16.

7 As from 2Q16, the U.S. PP spread was changed to better reflect the U.S. market: difference between the U.S. PP price (GP homopolymer) and the U.S. propylene price (polymer grade).

COGS: Braskem Idesa registered COGS of R$146 million. The main raw material used to produce polyethylene is ethane.

For its ethane supply, Braskem Idesa signed a long-term contract with the subsidiary of Petróleos Mexicanos (PEMEX), the Mexican state-owned oil and gas company, with the price referenced to the ethane price in the U.S. market. In 2Q16, the Mont Belvieu ethane price averaged US$151/ton, up 29% from 1Q16.

Gross Profit: Gross profit amounted to R$67 million, with gross margin of 32%.

SG&A Expenses: Selling, general and administrative expenses amounted to R$66 million in 2Q16, reflecting the startup of the petrochemical complex.

Other Operating Income/Expenses: net expense of R$42 million in the quarter, reflecting the depreciation and maintenance of the industrial plants due to the ramp-up of the petrochemical complex.

EBITDA: During the ramp-up phase of its operations, Braskem Idesa posted positive EBITDA of R$7 million in 2Q16.

▶  CONSOLIDATED

The consolidated figures are formed by the results from the segments in Brazil, USA & Europe and Mexico adjusted by eliminations and reclassifications.

Braskem’s consolidated quarterly income statement is presented below:

Results by Segment 2Q16 (R$ million)	Net Revenue	COGS	Gross Profit	SG&A	Equity	Other Revenues and Costs	Operating Profit	Total Depreciation	EBITDA
Brazil	12,417	(10,012)	2,406	(563)	-	(53)	1,790	(503)	2,293
Basic Petrochemicals	6,156	(4,943)	1,213	(160)	-	(29)	1,024	(296)	1,320
Polyolefins and Renewables	5,316	(4,171)	1,144	(315)	-	(21)	808	(112)	920
Vinyls	736	(728)	8	(56)	-	(2)	(49)	(93)	44
Chemicals Distribution	210	(170)	40	(33)	-	(1)	7	(1)	8
United States and Europe	2,298	(1,479)	819	(130)	-	1	690	(55)	745
México	214	(146)	67	(66)	-	(54)	(53)	(59)	7
Segments Total	14,929	(11,637)	3,292	(759)	-	(106)	2,427	(617)	3,045
Other Segments	(44)	40	(5)	1	-	(17)	(20)	0	(21)
Corporate Unit	-	-	-	(45)	12	(3)	(36)	(18)	(33)
Consolidated before eliminations	14,885	(11,597)	3,288	(803)	12	(126)	2,371	(635)	2,990
Eliminations and reclassification	(2,998)	2,965	(34)	34	-	-	(0)	(39)	20
Braskem Total	11,886	(8,632)	3,254	(769)	12	(126)	2,371	(674)	3,011

The consolidated quarterly income statement for the first six months is presented below:

Results by Segment 1H16 (R$ million)	Net Revenue	COGS	Gross Profit SG&A	SG&A	Equite	Other Revenues and Costs	Operating Profit	Total Depreciation	EBITDA
Brazil	24,419	(19,720)	4,699	(1,121)	-	(96)	3,482	(976)	4,458
Basic Petrochemicals	12,106	(9,757)	2,349	(315)	-	(62)	1,972	(587)	2,560
Polyolefins and Renewables	10,408	(8,220)	2,188	(629)	-	(34)	1,525	(223)	1,749
Vinyls	1,482	(1,404)	78	(111)	-	(2)	(35)	(163)	128
Chemicals Distribution	424	(339)	85	(67)	-	1	19	(3)	22
United States and Europe	4,833	(3,103)	1,730	(252)	-	3	1,480	(120)	1,600
México	334	(264)	70	(94)	-	(55)	(80)	(60)	(20)
Segments Total	29,586	(23,087)	6,499	(1,468)	-	(148)	4,882	(1,156)	6,038
Other Segments	6	(7)	(1)	(2)	-	(19)	(22)	1	(23)
Corporate Unit	-	-	-	(65)	13	(23)	(75)	(35)	(53)
Consolidated before eliminations	29,592	(23,095)	6,498	(1,535)	13	(191)	4,786	(1,190)	5,962
Eliminations and reclassification	(5,534)	5,538	4	54			58	(66)	106
Braskem Total	24,058	(17,557)	6,501	(1,480)	13	(191)	4,844	(1,256)	6,068

Income Statement (R$ million)	2Q16	1Q16	2Q15	Change	Change	1H16	1H15	Change
CONSOLIDATED	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Net Revenue	11,886	12,172	11,592	-2%	3%	24,058	21,787	10%
Cost of Good Sold	(8,632)	(8,925)	(8,828)	-3%	-2%	(17,557)	(17,418)	1%
Gross Profit	3,254	3,247	2,764	0%	18%	6,501	4,369	49%
Gross Margin	27%	27%	24%	-	-	27%	20%	-
SG&A	(769)	(711)	(603)	8%	28%	(1,480)	(1,201)	23%
Other Operating Income (expenses)	(126)	(65)	(50)	-	-	(191)	(90)	112%
Consolidated EBITDA	3,011	3,058	2,610	-2%	15%	6,068	4,094	48%
Consolidated EBITDA Margin	25%	25%	23%	0.2 p.p.	2.8 p.p.	25%	19%	6.4 p.p.
Net Revenue - US$ million	3,388	3,113	3,773	9%	-10%	6,502	7,334	-11%
Cost of Goods Sold - US$ million	(2,461)	(2,281)	(2,874)	8%	-14%	(7,203)	(8,763)	-18%
Consolidated EBITDA - US$ million	858	780	850	10%	1%	1,638	1,357	21%

▪ Net Revenue

In 2Q16, Braskem’s consolidated net revenue was US$3,388 million, down 10% from 2Q15, reflecting the lower prices for resins and basic petrochemicals in the international market. In Brazilian real, net revenue increased 3%, impacted primarily by the 14% average Brazilian real depreciation between the periods.

In 2Q16, the international market (USA, Europe, exports from Brazil and Braskem Idesa) accounted for 46% of total net revenue (ex-resale of naphtha and condensate), advancing 2 p.p. on the previous quarter, due to: (i) the startup of the petrochemical complex in Mexico; and (ii) higher export volumes from Brazil.

In the first six months of the year, Braskem posted consolidated net revenue of US$6,502 million, down 11% from 1H15, which is mainly explained by: (i) lower sales volumes in Brazil, which were partially offset by higher resin exports and sales from the United States and Europe; and (ii) lower resin and basic petrochemical prices in the international market. In Brazilian real, net revenue amounted to R$24,058 million, increasing 10% from 1H15, which is mainly explained by the average 25% Brazilian real depreciation between the periods.

▪ Cost of goods sold

Cost of goods sold (COGS) in 2Q16 amounted to US$2,461 million, down 14% from 2Q15, mainly due to the lower prices for feedstock in international market.

The ARA naphtha price reference, which accounted for 44% of total COGS in 2Q16, stood at US$400/ton in the international market, down 26% compared to 2Q15 (US$538/ton).

The average price of propylene, which accounted for 16% of total COGS in 2Q16, fell in all markets compared to 2Q15. The average price of USG propylene, the reference for propylene supply to PP plants in the United States, averaged US$720/ton, a decrease of 22% from 2Q15. The average price of European propylene, the reference for propylene supply to PP plants in Europe, averaged US$715/ton in 2Q16, down 34% from 2Q15.

In Brazilian real, consolidated COGS in 2Q16 came to R$8,632 million, down 2% from 2Q15, with the lower raw material prices offsetting the 14% average local-currency depreciation between the periods.

In 1H16, consolidated COGS amounted to US$4,742 million, down 19% from 1H15, influenced by the lower prices for feedstock in international markets.

The ARA naphtha price reference averaged US$360/ton in the international market, down 28% compared to 1H15 (US$503/ton).

The USG propylene price reference averaged US$720/ton in the international market, down 30% compared to 1H15 (US$1,007/ton). The Europe propylene price averaged US$677/ton, down 32% compared to 1H15 (US$1,000/ton).

The prices of ethane and propane, the feedstock used by the Rio de Janeiro cracker, registered declines between 1H16 and 1H15. The USG ethane reference price averaged US$134/ton, while the USG propane price averaged US$229/ton, representing declines of 3% and 11%, respectively.

In Brazilian real, consolidated COGS in 1H16 amounted to R$17,557 million, up 1% from 1H15, reflecting the 25% average Brazilian real depreciation between the periods.

▪ SG&A Expenses

Selling, general and administrative expenses (excluding expenses at Braskem Idesa) came to R$678 million in 2Q16, representing a decrease of 2% from 1Q16 and an increase of 14% from 2Q15.

SG&A
R$ Million	2Q16	1Q16	2Q15	Chg.	Chg.
	(A)	(B)	(C)	(A)/(B)	(A)/(C)
General and Administrative Expenses	414	391	342	6%	21%
Braskem	350	390	342	-10%	2%
Braskem Idesa	77	12	8	532%	838%
Eliminações	(13)	(11)	(8)	0	1
Selling Expenses	356	320	260	11%	37%
Braskem	328	304	252	8%	30%
Braskem Idesa	28	16	9	69%	212%
Eliminações	-	-	-	-	-
Total SG&A	769	711	603	8%	28%
Braskem	678	694	594	-2%	14%
Braskem Idesa	104	28	17	267%	512%
Eliminações	(13)	(11)	(8)	0	1

Selling expenses increased 8% compared to 1Q16, due to the higher sales volume and higher expenses with logistics and storage. Compared to 2Q15, the 30% increase was due to the effects from the local-currency depreciation against the U.S. dollar on the expenses of the international businesses translated into Brazilian real, as well as the 9% growth in resins total sales volume.

General and administrative expenses (excluding Braskem Idesa) in 2Q16 descreased 10% to 1Q16. In relation to 2Q15, these expenses increased 2%, due to: (i) Brazilian real depreciation against the U.S. dollar; (ii) wage increases; and (iii) expenses with external consulting.

▪ EBITDA

In 2Q16, Braskem’s consolidated EBITDA8 amounted to US$858 million, growing 1% from the year-ago period. In Brazilian real, EBITDA increased 15% compared to 2Q15 to R$3,011 million. The main factors contributing to this performance were: (i) higher sales volume in all markets; (ii) better spreads for PP in the United States and Europe; (iii) higher availability of feedstock at the gas-based cracker in Rio de Janeiro; (iv) continued good performance of the United States and Europe operations; and (v) average Brazilian real depreciation of 14% between the periods.

EBITDA margin excluding naphtha and condensate resales stood at 26.1%, expanding 1.8 p.p. compared to 2Q15.

8 EBITDA is defined as the net result in the period plus taxes on profit (income tax and social contribution), the financial result and depreciation, amortization and depletion. The Company opts to present adjusted EBITDA, which excludes or adds other items from the statement of operations that help improve the information on its potential gross cash generation.

EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. However, note that EBITDA is not a measure established in accordance with International Financial Reporting Standards (IFRS) and is presented herein in accordance with Instruction 527 issued on October 4, 2012 by the Securities and Exchange Commission of Brazil (CVM).

In 1H16, Braskem’s consolidated EBITDA amounted to US$1,638 million, up 21% from 1H15, due to: (i) higher international spreads for basic petrochemicals and the international businesses; (ii) higher exports volumes from Brazil and sales by the international businesses; and (iii) better PP spreads in the United States and Europe. In Brazilian real, EBITDA in the first six months came to R$6,068 million, increasing 48% from 1H15, due to the average 25% Brazilian real depreciation between the periods.

EBITDA margin excluding naphtha and condensate resales stood at 26.3%, expanding 6.3 p.p. compared to 1H15.

▪ Net Financial Result

With the startup of the petrochemical complex in Mexico, as from 2Q16, the financial result of Braskem Idesa will no longer be capitalized, but rather consolidated in the Company’s results.

Therefore, to improve the presentation of the financial result, we present both consolidated and unconsolidated analyses of Braskem Idesa.

Consolidated Financial Result ex-Braskem Idesa

The consolidated financial result ex-Braskem Idesa in 2Q16 was a net expense of R$1,252 million, down R$142 million from 1Q16 and up R$765 million from 2Q15, which is explained by:

▪  Financial expenses: financial expenses decreased R$282 million compared to 1Q16, mainly due to the positive effect from the 11% Brazilian real appreciation between the periods on the consolidated net exposure, excluding the balance of liabilities designated as hedge accounting. This effect partially offset the recording on the income statement of export hedge accounting in the amount of R$345 million in 2Q16.

Compared to 2Q15, the financial expense increased by R$289 million, due to the effects from the 3% Brazilian real depreciation on the consolidated net exposure, already excluding the expenses with the exchange variation of liabilities designated as hedge accounting.

▪  Financial income: expense of R$347 million in 2Q16, up R$140 million compared to 1Q16, due to the end-of-period Brazilian real appreciation between the two quarters, which affected the cash balance in U.S. dollar when translated into Brazilian real.

In the first six months of the year, the net financial result was an expense of R$2,646 million, increasing R$1,714 million compared to 1H15.

The following table shows the composition of Braskem’s consolidated net financial result ex-Braskem Idesa:

R$ million	2Q16	1Q16	2Q15	1H16	1H15

Financial Expenses	(905)	(1,187)	(616)	(2,091)	(1,769)
Interest Expenses	(396)	(430)	(343)	(826)	(773)
Monetary Variation (MV)	(104)	(105)	(89)	(209)	(174)
Foreign Exchange Variation (FX)	(176)	(403)	25	(579)	(395)
Net Interest on Fiscal Provisions	(18)	(28)	8	(46)	(22)
Others	(211)	(220)	(216)	(431)	(406)
Financial Revenue	(347)	(207)	129	(554)	838
Interest	171	186	74	357	273
Monetary Variation (MV)	81	41	27	122	57
Foreign Exchange Variation (FX)	(609)	(447)	12	(1,056)	482
Others	9	13	15	23	26
Net Financial Result	(1,252)	(1,394)	(487)	(2,646)	(932)

R$ million	2Q16	1Q16	2Q15	1H16	1H15

Net Financial Result	(1,252)	(1,394)	(487)	(2,646)	(932)
Foreign Exchange Variation (FX)	(784)	(851)	37	(1,635)	87
Monetary Variation (MV)	(23)	(64)	(62)	(87)	(116)
Net Financial Result Excluding FX and MV	(445)	(479)	(461)	(924)	(903)

Financial Result - Braskem Idesa

Braskem Idesa’s financial result in 2Q16 was a net expense of R$664 million, impacted by:

•         Adoption of the recognition in the financial result of capitalized interest and export hedge accounting (R$14 million).

•         Effect from the 7.4% depreciation in the Mexican peso against the U.S. dollar in the period on the outstanding balance of the loan with the shareholders of Braskem Idesa.

The following table shows the composition of Braskem Idesa’s financial result:

R$ million	2Q16	1Q16	2Q15	1H16	1H15

Financial Expenses	(678)	(61)	(43)	(739)	(85)
Interest Expenses	(181)	5	20	(176)	25
Foreign Exchange Variation (FX)	(481)	(58)	(39)	(539)	(71)
Others	(16)	(8)	(24)	(24)	(37)
Financial Revenue	14	16	39	30	53
Interest	0	1	1	1	2
Monetary Variation (MV)	0	1	6	1	15
Foreign Exchange Variation (FX)	14	14	32	28	36
Others	(0)	(0)	0	(0)	0
Net Financial Result	(664)	(46)	(4)	(709)	(33)

R$ million	2Q16	1Q16	2Q15	1H16	1H15

Net Financial Result	(664)	(46)	(4)	(709)	(33)
Foreign Exchange Variation (FX)	(467)	(44)	(7)	(511)	(36)
Monetary Variation (MV)	0	1	6	1	13
Net Financial Result Excluding FX and MV	(196)	(3)	(2)	(199)	(10)

▪ Net Income

Consolidated net income in 2Q16 amounted to R$281 million, down 73% from 2Q15, reflecting the effects from the net financial result. Parent Company net income (attributable to the shareholders of the Company) came to R$413 million, down 62% from 2Q15.

In the six-month period, net income amounted to R$1,028 million, down 18% from 1H15. Parent Company net income came to R$1,188 million, down 12% from 1H15, which represents earnings per share (excluding treasury shares) of R$1.49.

▪ Liquidity and Capital Resources:

Debt R$ million	jun/16 (A)		mar/16 (B)		jun/15 (C)		Chg. (A)/(B)	Chg. (A)/(C)
Gross Debt	24,501		26,419		22,736		-7%	8%
in R$	5,508	22%	5,664	21%	6,054	27%	-3%	-9%
in US$	18,993	78%	20,755	79%	16,683	73%	-8%	14%
Cash and Cash Equivalents	6,676		7,434		4,570		-10%	46%
in R$	2,631	39%	2,482	33%	1,543	34%	6%	70%
in US$	4,045	61%	4,952	67%	3,027	66%	-18%	34%
Net Debt	17,825		18,984		18,166		-6%	-2%
in R$	2,876	16%	3,181	17%	4,510	25%	-10%	-36%
in US$	14,948	84%	15,803	83%	13,656	75%	-5%	9%
Net Debt / EBITDA	1.56x		1.72x		2.59x		-9%	-40%
Dollar - end of the period	3.21		3.56		3.10		-10%	3%
Debt US$ million	jun/16 (A)		mar/16 (B)		jun/15 (C)		Chg. (A)/(B)	Chg. (A)/(C)
Gross Debt	7,633		7,423		7,328		3%	4%
in R$	1,716	22%	1,591	21%	1,951	27%	8%	-12%
in US$	5,917	78%	5,832	79%	5,377	73%	1%	10%
Cash and Cash Equivalents	2,080		2,089		1,473		0%	41%
in R$	820	39%	698	33%	497	34%	18%	65%
in US$	1,260	61%	1,391	67%	975	66%	-9%	29%
Net Debt	5,553		5,334		5,855		4%	-5%
in R$	896	16%	894	17%	1,454	25%	0%	-38%
in US$	4,657	84%	4,440	83%	4,401	75%	5%	6%
Net Debt / EBITDA	1.79x		1.72x		2.27x		4%	-21%
Note: the table above does not consider the debt of US$ 3.2 billion related to the Mexico project because it was financed under a project finance and, therefore, must be repaid with the project's own cash generation. The Mexico's project cash is also not considered.

On June 30, 2016, the Company’s consolidated gross debt (excluding the balance of the project finance debt of Braskem Idesa of US$3.2 billion) was US$7,633 million, increasing 3% and 4% from the gross debt on March 31, 2016 and June 30, 2015, respectively.

The balance of cash and cash equivalents amounted to US$2,080 million, in line with the balance at the end of 1Q16 and 41% lower than the balance on June 30, 2015. This balance excludes the following: (i) US$133 million in financial investments given as guarantee to cover Braskem’s obligation related to the constitution of a reserve account for the project finance of the subsidiary Braskem Idesa; and (ii) the cash balance of Braskem Idesa of US$20 million.

In this scenario, Braskem registered consolidated net debt ex-Braskem Idesa in 2Q16 of US$5,553 million, or US$219 million higher than in the previous quarter and US$302 million lower than on June 30, 2016. In Brazilian real, consolidated net debt ex-Braskem Idesa fell 6% compared to 1Q16, mainly driven by the end-of-period Brazilian real appreciation of 9.8% between the quarters. At the end of the period, 84% of net debt was denominated in U.S. dollar.

Financial leverage, as measured by the ratio of net debt to EBITDA in U.S. dollar, ended the quarter at 1.79 times, up 4% from 1Q16 and down 21% from 2Q15. In Brazilian real, the leverage ratio stood at 1.56 times, down 9% from 1Q16, influenced positively by the currency appreciation in the quarter.

On June 30, 2016, the average debt maturity was 14.7 years. The average debt cost on June 30, 2016 was 6.02% in U.S. dollar and 10.63% in Brazilian real, compared to 6.09% and 10.67%, respectively, in the prior quarter.

In line with its strategy to maintain high liquidity and its financial health, the Company also maintains two stand-by credit facilities in the amounts of US$750 million and R$500 million, both of which mature in 2019. The Company's stand-by credit facilities were not used in the period and do not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause).

Braskem’s level of liquidity, with a cash position of R$6,676 million, is sufficient to cover the payment of all debt maturing over the next 33 months. Considering the stand-by credit facilities, this coverage is 38 months.

Braskem’s debt maturity profile on June 30, 2016 was as follows:

▪ Risk rating agencies:

Braskem maintained investment grade ratings at Standard & Poor's (BBB-) and Fitch Ratings (BBB-) and its credit risk is above Brazil’s sovereign risk at the three main rating agencies (S&P, Fitch and Moody’s).

o    Standard & Poor’s (S&P): In February 2016, S&P downgraded Brazil’s sovereign rating to BB on the global scale and reaffirmed the negative outlook. Despite the sovereign downgrade, Braskem’s rating on the global scale was reaffirmed at BBB- with a negative outlook.

o    Moody’s: Moody’s also downgraded Brazil’s sovereign rating and reaffirmed the negative outlook, in February 2016. According to the agency’s scale, the rating was downgraded by two notches to Ba2. Following the downgrading of the sovereign rating, Moody’s downgraded Braskem’s rating by one notch to Ba1. Despite the downgrade, its risk rating is still one notch above the sovereign rating.

o    Fitch Ratings (Fitch): Despite the downgrading of Brazil’s sovereign rating to BB with a negative outlook in May 2016, Fitch reaffirmed Braskem’s global scale rating of BBB- with a negative outlook.

Braskem’s credit rating remaining above the sovereign rating is justified by its: (i) robust cash position; (ii) strong operating cash generation; and (iii) geographic diversification, which reduces the impact from the weak domestic economy.

▪  Investment9:

Braskem invested R$807 million in 2Q16. In the first six months of 2016, investments came to R$1,553 million, as follows:

      i.        Braskem contributions to the Mexico Project: R$942 million (61%);

     ii.        Investments to maintain the operating reliability of plants: R$490 million (32%);

    iii.        Other strategic projects: R$121 million (8%).

Of the R$1,553 million invested in 1H16, R$1,057 million (68%) is related to the operating and strategic investments of the international businesses and to Braskem’s equity contributions to the Mexico Project.

The following table presents a breakdown of investments in U.S. dollar:

9 Includes the operating investments, maintenance shutdowns and spare parts of Braskem and its subsidiaries and the capital injections/contributions to the Mexico project.

Investments
Million	1Q16		2Q16		1H16		2016e
Operational (R$)	189	25%	301	37%	490	32%	1,797	49%
Brazil (R$)	186		292		479		1,595
United States and Europe (US$)	1		6		7		48
Mexico (R$)	516	69%	426	53%	942	61%	1,327	36%
Mexico (US$)	129		121		250		329
Strategic Projects (R$)	42	6%	79	10%	121	8%	537	15%
Brazil (R$)	5		13		18		255
United States and Europe (US$)	10		17		26		69
Total (R$)	746	100%	807	100%	1,553	100%	3,661	100%
Brazil (R$)	191		305		496		1,850
Mexico, United States and Europe (US$)	140		143		283		447

▶  VALUE DRIVERS:

UTEC:

The project includes investments of approximately US$35 million for the production of the ultra-high molecular weight polyethylene resin UTEC in La Porte, Texas. The plant in the United States will complement the production capacity of the existing UTEC line in Brazil at the petrochemical complex in Camaçari.

Developed using 100% Brazilian technology, UTEC resin has applications across a wide range of industries, such as oil drilling and construction.

Clients have already been prospected and the Company expects to export the resin to destinations such as Europe, India and China.

The plant’s startup is slated for the fourth quarter of 2016.

Feedstock flexibility project in Bahia:

With investment of R$380 million, the project will enable the cracker in Bahia to use ethane for up to 15% of its feedstock. The investment also includes the retrofitting of the plant and adaptation of the port infrastructure, and is scheduled to start operating in the second half of 2017.

To supply the feedstock, the Company signed an agreement with an affiliate of Enterprise Products for the purchase of ethane imported from the United States. The agreement has a term of 10 years and prices based on the Mont Belvieu international price reference.

The project continued to advance in the quarter, with the following milestones achieved:

•         Basic Engineering 100% concluded;

•         Engineering Detailing and management of Procurement of critical items is advancing on schedule;

•         Conclusion of analyses of the competitiveness of suppliers.

Cost-cutting program

Braskem launched a cost-cutting program in 2015, with 11 work fronts and over 200 Braskem Team Members engaged in identifying opportunities. These opportunities include improving processes and optimizing the scope and structure.

With potential savings of R$400 million on a recurring basis, Braskem’s cost-cutting program delivered an effective gain of R$104 million in 2Q16. To date, the program has delivered an effective gain of R$173 million and a recurring gain of R$289 million, after completion of 53% of the initiatives. The gains were captured mainly from the reduction of fixed and variable costs and the optimization of investments. The expectation is for the program to achieve a recurring gain of approximately R$350 million by year-end.

Innovation and Technology:

In keeping with its strategy to meet the needs of its clients, Braskem invests in innovation and technology, with a new EVA laboratory at its Technology and Innovation Center in the Brazilian state of Rio Grande do Sul and the construction of a PP laboratory in Europe.

Innovation & Technology Laboratory in Europe:

Braskem Europe will invest approximately €5 million to build an innovation and technology laboratory at the site in Wesseling, Germany, which is located adjacent to its polypropylene plant.

With the investment, Braskem Europe estimates reductions in expenses with outsourced technical and laboratory analysis services, and an improvement in the contribution margin of its resins, due to: (i) enhancement of the product development process; and (ii) possibility of offering technical analysis services to clients.

EVA Laboratory at Triunfo TIC:

In June, Braskem invested R$500,000 in a new laboratory for EVA processing located at its Technology and Innovation Center (TIC) in the Triunfo Petrochemical Complex. The laboratory will develop new applications and provide clients with support for the development of their own formulations, with the goal of: (i) accelerating the development of new technologies for the footwear industry; and (ii) reducing expenses with outsourced technical and laboratory analysis services.

Sustainable development

Braskem continues to focus on strengthening its contribution to sustainable development, mitigating risks and seeking shared value creation. In this context, the highlights in the second quarter of 2016 included:

•         Climate change: Green PE has become the first product in Brazil’s petrochemical industry to have its carbon footprint certified by the new Product Carbon Footprint Measuring and Certification System of the Brazilian Association of Technical Standards (ABNT). The measurement confirmed the negative footprint of Green PE (-2.11 kg of CO2e per kg of product), i.e. it helps remove these gases from the atmosphere.

•         Water efficiency: Braskem assessed the risk of supply shortages at its industrial units in Bahia (BA), Rio Grande do Sul (RS), São Paulo (SP) and Rio de Janeiro (RJ), considering the current and future scenario for water scarcity, through a study conducted with the consulting firm Trucost. Braskem is constantly reviewing its water reuse targets and always working with clients to develop solutions using plastics to improve the efficiency of irrigation in agriculture.

•         Diversity: Braskem became a signatory to the Pro Gender and Race Equality Program of Brazil’s federal government.

•         Recognition: Braskem’s initiative to maximize the use of videoconferencing to reduce business travel was featured in the study “Sustainability in Information Technology" in the periodical Insight Case Studies published by the Getúlio Vargas Foundation (FGV). In 2015 alone, the Company saved R$4.1 million by holding 3,270 videoconferences, which avoided 1,238 tons in GHG emissions (CO2e).

Other Events

Allegations

In early March 2015, in connection with Operation Car Wash (Lava Jato) by Brazilian Federal Police, statements made by defendants in judicial proceedings of a criminal nature were made public, in which Braskem, certain former managers and one former executive were mentioned in allegations asserting that improper payments were made in exchange for favorable treatment in connection with certain feedstock supply agreements entered into with Petrobras.

In light of said facts, the Company's Management and Board of Directors immediately approved the engagement of law firms with vast experience in similar cases in the United States and Brazil to conduct an independent internal investigation into said allegations.

Through said firms, Braskem voluntarily contacted the agencies regulating the capital markets in Brazil (Securities and Exchange Commission of Brazil - CVM) and the United States (Securities and Exchange Commission – SEC), as well as the U.S. Department of Justice – DoJ, to advise them of the launch of the Investigation.

The Expert Firms report directly to an Ad Hoc committee of the Board of Directors of the Company and to the applicable authorities. The Company, through the Expert Firms, has maintained frequent contact and cooperated with said authorities. The cooperation of the Company with said authorities included voluntarily producing documents, responding to requests for documents, including formal requests by the SEC (subpoena) in February and July 2016, as well as an official request by the Office of the Federal Controller General in July 2016.

In this context, the Company will begin dialogues with the DoJ and the SEC to clarify additional allegations of unlawful acts arising in connection with the investigations involving third parties. The future flow of information between the Company, the DoJ and the SEC, as well as any information obtained during the Investigation but not yet verified by the firms conducting the Investigation, may confirm the allegations of said unlawful acts.

At this time, the Company is unable to measure the extent to which the eventual confirmation of said allegations, any parallel investigations or any agreement with the applicable authorities may affect the Company and the resources needed to remedy such matters.

For complete information on this topic, see note 18 (a) of the Quarterly Information (ITR) for the period ended June 30, 2016.

Class actions

A class action has been filed with the U.S. courts by the Boilermaker-Blacksmith National Pension Trust, as Lead Plaintiff, alleging that the Company has made misrepresentations and/or omissions in certain filings at the SEC that allegedly concealed the existence of improper payments. The Company engaged an expert U.S. law firm to represent it and filed its initial defense (motion to dismiss) on July 6, 2016.

The Company cannot predict the outcome of this process. The Company may be cited as defendant in other lawsuits. Furthermore, the Company may be required, to the extent permitted by law, to indemnify directors, officers and employees who are defendants in lawsuits such as these. Such lawsuit has demanded significant time and dedication from the Management of the Company. Moreover, the Company may also incur financial obligations that could have a material adverse effect on its businesses, reputation, financial situation and results of its operations, as well as on the liquidity and trading price of its securities.

▶  OUTLOOK

In July, the International Monetary Fund (IMF) released the latest version of its World Economic Outlook. According to the international organization, many uncertainties persist with regard to United Kingdom’s exit from the European Union and world GDP growth was revised from 3.2% to 3.1% for 2016 and from 3.5% to 3.4% for 2017.

For developed countries, the IMF revised downwards its GDP growth forecast for 2016 by 0.2% to 1.8%, due to uncertainties with the United Kingdom’s exit from the European Union. In the United States, despite the effect from the United Kingdom’s exit projected to be neutral, GDP growth in the first quarter was lower than expected, which led the forecast for 2016 to be revised downward by 0.2% to 2.2%.

In the euro zone, GDP growth in the first quarter was better than expected, reflecting the stronger domestic demand with an impact on the level of investment. In view of the scenario, the GDP growth forecast for this year was revised to 1.7%.

In Brazil, data for the first quarter indicate that consumer and business confidence have already reached their lowest level and the results for the period were better than expected. Accordingly, the expectations are now calling for a less severe recession this year and for the economy to post positive GDP growth in 2017, despite the still-uncertain outlook for the country's political scenario.

In the petrochemical industry, the expectation is for spreads to remain at healthy levels in 2016. Some volatility is possible, especially in the Asian market, with the new PP capacities coming online in China, which is counterbalanced by a more a more positive scenario in the U.S. PP market. This scenario becomes more challenging starting in 2018, when a more relevant volume of gas-based PE capacities will come online in the United States.

In this context, Braskem’s strategy continues to be based on (i) diversifying its feedstock and geographic profile; (ii) strengthening its relations with Clients; (iii) developing Brazil’s petrochemical and plastics chain; (iv) capturing operating efficiency gains; (v) while maintaining the company’s financial health and cost discipline.

Another important highlight was the commissioning of the Mexico Project, which incorporates important feedstock and geographic diversification into the Company’s asset portfolio. The Company, following the startup of the petrochemical complex, began to report the Mexico unit as one of its operating segments. In the second half of this year, the unit will focus on completing the performance tests and production grades and consequently stabilizing production of the petrochemical complex.

In line with its strategy to cut expenses, Braskem will continue to implement its cost-cutting program, with potential recurring annual savings of R$400 million, whose benefits should be fully attained in 2017.

Lastly, Braskem maintains its commitment to sustainable growth and development and will continue to act proactively to pursue the best opportunities for creating value for its Clients, Shareholders and Society and for increasing competitiveness throughout the entire petrochemical and plastics production chain, while maintaining its focus on financial discipline.

EXHIBITS LIST:

DISCLAIMER

This release contains forward-looking statements. These forward-looking statements are not solely historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate," "wish," "expect," "foresee," "intend," "plan," "predict," "project," "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any liability for transactions or investment decisions based on the information contained in this document.

EXHIBIT I
Consolidated Statement of Operations
(R$ million)

Income Statement (R$ million) CONSOLIDATED	2Q16 (A)	1Q16 (B)	2Q15 (C)	Change (A)/(B)	Change (A)/(C)	1H16 (D)	1H15 (E)	Change (D)/(E)
Gross Revenue	13,727	14,139	13,220	-3%	4%	27,866	25,159	11%
Net Revenue	11,886	12,172	11,592	-2%	3%	24,058	21,787	10%
Cost of Good Sold	(8,632)	(8,925)	(8,828)	-3%	-2%	(17,557)	(17,418)	1%
Gross Profit	3,254	3,247	2,764	0%	18%	6,501	4,369	49%
Selling Expenses	(356)	(320)	(260)	11%	37%	(675)	(522)	29%
General and Administrative Expenses	(414)	(391)	(342)	6%	21%	(805)	(679)	19%
Other Net Operating Income (expenses)	(126)	(65)	(50)	95%	153%	(191)	(90)	-
Investment in Subsidiary and Associated Companies	12	2	8	-	-	13	10	-
Operating Profit Before Financial Result	2,371	2,473	2,119	-4%	12%	4,844	3,088	57%
Net Financial Result	(1,884)	(1,475)	(616)	28%	206%	(3,359)	(1,205)	179%
Profit Before Tax and Social Contribution	487	998	1,503	-51%	-68%	1,484	1,883	-21%
Income Tax / Social Contribution	(206)	(251)	(449)	-18%	-54%	(457)	(624)	-27%
Net Profit	281	747	1,055	-62%	-73%	1,028	1,259	-18%
Earnings Per Share	0.52	0.97	1.38	-	-	1.49	1.69	-12%

EXHIBIT II
EBITDA Calculation
(R$ million)

EBITDA Statement CONSOLIDATED	2Q16 (A)	1Q16 (B)	2Q15 (C)	Change (A)/(B)	Change (A)/(C)	1H16 (D)	1H15 (E)	Change (D)/(E)
Net Profit	281	747	1,055	-62%	-73%	1,028	1,259	-18%
Income Tax / Social Contribution	206	251	449	-18%	-54%	457	624	-27%
Financial Result	1,884	1,475	616	28%	206%	3,359	1,205	179%
Depreciation, amortization and depletion	673	583	494	15%	36%	1,256	1,013	24%
Cost	577	542	451	6%	28%	1,119	932	20%
Expenses	96	41	43	135%	122%	136	82	67%
Basic EBITDA	3,043	3,056	2,614	0%	16%	6,099	4,101	49%
Provisions for the impairment of long-lived assets (i)	(21)	3	4	-	-	(85)	(63)	-
Results from equity investments (ii)	(12)	(2)	(8)	-	-	(13)	(10)	-
Others (iii)	-	-	-	-	-	67	67	-
Adjusted EBITDA	3,011	3,058	2,610	-2%	15%	6,068	4,094	48%
EBITDA Margin	25.3%	25.1%	22.5%	0.2 p.p.	2.8 p.p.	25.2%	18.8%	6.4 p.p.

(i)	Represents the accrual and reversal of provisions for the impairment of long-lived assets (investments, property, plant and equipment and intangible assets) that were adjusted to form EBITDA, since there is no expectation of their financial realization and if in fact realized they would be duly recorded on the statement of operations.
(ii)	Corresponds to results from equity investments in associated companies and joint ventures.
(iii)	Adjustments made in 4Q15 because they do not impact operating cash generation as per the Company’s understanding:
(a) provision for retirees’ health plan (Note 21.2.1) in the amount of R$54 million; and (b) provision related to the action for payment of dividends at Polialden Petroquímica S.A. (subsidiary merged in 2006).

EXHIBIT III
Consolidated Balance Sheet
(R$ million)

ASSETS	06/30/2016 (A)	03/31/2016 (B)	Change (A)/(B)
Current	15,444	16,422	-6%
Cash and Cash Equivalents	6,741	7,524	-10%
Marketable Securities/Held for Trading	428	1	30509%
Accounts Receivable	2,085	2,309	-10%
Inventories	5,031	5,145	-2%
Recoverable Taxes	771	1,082	-29%
Other Receivables	387	362	7%
Non Current	37,152	40,433	-8%
Marketable Securities/ Held-to-Maturity	0	37	-100%
Compulsory Deposits and Escrow Accounts	280	278	1%
Deferred Income Tax and Social Contribution	1,551	2,364	-34%
Taxes Recoverable	1,299	1,273	2%
Insurance claims	69	70	0%
Investments	82	78	5%
Property, Plant and Equipament	30,372	32,837	-8%
Intangible Assets	2,835	2,834	0%
Others	664	662	0%
Total Assets	52,595	56,855	-7%

LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2016 (A)	03/31/2016 (B)	Change (A)/(B)

Current	12,512	14,470	-14%
Suppliers	7,782	9,047	-14%
Financing	2,645	2,262	17%
Project Finance	464	392	18%
Derivatives	33	44	-25%
Salary and Payroll Charges	412	675	-39%
Dividends and Interest on Equity	2	754	-100%
Taxes Payable	595	811	-27%
Advances from Customers	73	114	-37%
Sundry Provisions	70	72	-3%
Post-employment Benefit	0	0	0%
Other Payable	437	300	46%
Non Current	35,210	38,743	-9%
Suppliers	139	101	38%
Financing	21,037	23,117	-9%
Project Finance	9,898	11,040	-10%
Derivatives	959	1,142	-16%
Deferred Income Tax and Social Contribution	659	700	-6%
Taxes Payable	30	30	0%
Sundry Provisions	683	671	2%
Other Payable	92	213	-57%
Intercompany Loan	1,574	1,580	0%
Others	139	149	-7%
Shareholders' Equity	4,874	3,642	34%
Capital	8,043	8,043	0%
Capital Reserve	232	232	0%
Profit Reserves	2,635	2,882	-9%
Treasury Shares	(50)	(50)	0%
Other Comprehensive Income*	(6,316)	(7,555)	-16%
Retained Earnings	1,202	782	-
Non Controlling Interest on Braskem Idesa	(872)	(692)	26%
Total Liabilities and Shareholders' Equity	52,595	56,855	-7%

* Includes the exchange variation of financial liabilities designated as hedge accounting (Note 14.3 to the Financial Statements).

EXHIBIT IV
Cash Flow Statement
(R$ million)

Cash Flow	2Q16	1Q16	2Q15	1H16	1H15

Profit Before Income Tax and Social Contribution	487	998	1,503	1,484	1,883
Adjust for Net Income Restatement
Depreciation, Amortization and Depletion	673	583	494	1,256	1,013
Equity Result	(12)	(2)	(8)	(13)	(10)
Interest, Monetary and Exchange Variation, Net	591	387	470	978	1,636
Provision for losses - fixed assets	(7)	20	2	13	5
Cash Generation before Working Capital	1,733	1,985	2,461	3,718	4,528
Operating Working Capital Variation
Market Securities	(427)	17	9	(409)	17
Account Receivable	208	434	561	642	(57)
Recoverable Taxes	371	316	282	687	573
Inventories	96	413	(493)	510	85
Advanced Expenses	(0)	8	32	8	37
Other Account Receivables	(17)	(8)	224	(25)	(28)
Suppliers	(481)	(1,871)	(1,703)	(2,351)	(1,254)
Advances from Customers	(42)	(5)	(31)	(47)	(23)
Taxes Payable	187	(208)	(67)	(22)	63
Other Account Payables	(211)	32	(211)	(179)	(251)
Other Provisions	10	(5)	(39)	5	(67)
Operating Cash Flow	1,426	1,109	1,025	2,535	3,622
Interest Paid	(427)	(259)	(465)	(686)	(815)
Income Tax and Social Contribution	(573)	(95)	(40)	(668)	(50)
Net Cash provided by operating activities	426	755	520	1,181	2,756
Proceeds from the sale of fixed assets	0	0	0	0	1
Additions to Fixed Assets	(718)	(751)	(1,012)	(1,470)	(1,828)
Additions to Intangible Assets	(12)	(5)	(9)	(16)	(10)
Financial Assets Held to Maturity	38	-	(0)	38	(0)
Cash used in Investing Activities	(692)	(756)	(1,020)	(1,447)	(1,837)
Obtained Borrowings	1,196	895	2,157	2,090	3,910
Payment of Borrowings	(1,044)	(1,049)	(1,447)	(2,093)	(3,420)
Repurchase of Shares	-	-	-	-	(1)
Dividends	(999)	(0)	(482)	(999)	(482)
Cash used in Financing Activities	(847)	(154)	229	(1,001)	6
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	331	238	21	569	(98)
Increase in Cash and Cash Equivalents	(783)	84	(250)	(699)	828
Represented by
Cash and Cash Equivalents at The Beginning of The Period	7,524	7,440	5,071	7,440	3,993
Cash and Cash Equivalents at The End of The Period	6,741	7,524	4,821	6,741	4,821
Increase in Cash and Cash Equivalents	(783)	84	(250)	(699)	828

EXHIBIT V
Production Volume

PRODUCTION CONSOLIDATED

tons	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16

Polyolefins
PE's	654,264	684,594	686,812	623,150	629,737	699,663
PP	347,108	412,277	366,656	384,322	408,228	387,043
Total	1,001,372	1,096,871	1,053,467	1,007,472	1,037,965	1,086,706

Vinyls
PVC	132,354	130,028	133,080	146,836	125,906	148,604
Caustic Soda	102,814	103,697	115,303	114,372	105,727	102,071
Chlorine	11,665	10,962	-	-	12,160	11,625
Total	246,832	244,686	248,383	261,208	243,793	262,300

Basic Petrochemicals
Ethylene	826,657	872,465	871,006	786,949	831,422	880,739
Propylene	346,739	359,202	354,720	329,135	341,327	367,036
High Purity Propane	974	927	768	835	1,021	692
Butadiene	92,137	105,898	101,279	89,959	100,802	106,708
Paraxylene	39,561	48,461	50,828	41,136	51,230	50,420
Benzene	169,339	166,077	174,966	156,593	165,845	170,399
Toluene	35,912	36,958	35,328	26,411	32,666	27,916
Orthoxylene	16,800	14,272	10,862	7,774	13,987	12,329
Isoprene	4,836	4,634	5,005	5,122	3,912	3,309
Butene 1	14,531	16,241	19,318	16,364	11,746	16,879
Dicyclopentadien	5,993	6,157	6,743	4,526	4,702	3,544
Hydrogen	1,231	1,273	1,659	1,159	1,015	1,490
ETBE/ MTBE	77,192	75,837	77,765	75,740	74,978	91,146
Aromatic Chain (RAP)	29,906	35,912	36,274	26,827	30,898	35,864
Piperylene	5,898	5,917	6,409	5,742	5,111	4,614
Gasoil	34,727	16,509	11,193	17,158	16,239	9,782
C4 Heavies	10,325	9,293	9,043	6,865	7,084	9,909
BTE Fuel Oil	20,281	27,019	26,963	25,480	21,819	21,206
Unilene	3,522	3,186	3,983	942	1,708	3,600
PIB	6,542	4,768	5,600	2,958	4,889	4,043
Mixed Xylenes	16,363	14,249	15,497	16,857	16,472	13,601
AB9 Solvent	10,659	9,821	7,989	5,483	6,663	3,284
Coperaf1	16,359	9,624	6,172	2,413	1,632	5,842
Aguarras	6,486	5,020	5,744	2,637	5,313	4,062
Fuel	220,979	192,088	174,938	180,928	245,558	213,330
Aromatic C7C8	7,269	13,256	19,682	4,182	5,867	391
Cumene	47,395	57,857	54,896	42,931	56,553	36,935
Nonene	4,080	5,003	4,657	2,556	5,181	4,142
Tetramer	3,062	3,831	5,781	2,318	4,759	4,249
Other Basic Petrochemicals	8,072	6,785	6,536	10,099	7,007	8,666
Total	2,083,827	2,128,540	2,111,604	1,898,079	2,077,406	2,116,126

United States and Europe
PP	460,866	505,568	490,788	509,806	499,233	513,415

Mexico
PE	-	-	-	-	-	83,538

EXHIBIT VI
Sales Volume - Domestic Market – Main Products

Domestic Market - Sales Volume
CONSOLIDATED
tons	1Q15	2Q15	3Q15	4Q15	1Q16

Polyolefins
PE's	487,677	399,158	440,766	378,276	391,425
PP	312,046	271,065	288,754	255,084	269,267
Vinyls
PVC	154,051	121,508	136,254	117,680	119,698
Caustic Soda	104,364	107,829	114,257	109,248	109,652

Main Basic Petrochemicals
Ethylene	118,188	130,877	133,089	103,608	127,181
Propylene	46,552	61,470	72,627	65,431	60,747
Benzene	108,744	125,209	116,486	114,876	117,216
Butadiene	57,521	56,109	58,803	47,676	49,832
Toluene	11,627	8,632	6,528	10,674	11,952
Paraxylene	26,426	35,481	31,986	34,797	38,185
Cumene	49,046	57,845	49,296	49,848	49,530

EXHIBIT VII

Sales Volume - Export Market – Main Products

EXHIBIT VII
Sales Volume - Export Market – Main Products

Export Market - Sales Volume
CONSOLIDATED

tons	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16
Polyolefins
PE's	203,664	256,271	274,389	186,721	244,227	275,322
PP	52,788	113,891	131,106	88,365	136,580	151,072
Vinyls
PVC	24	3,187	48,738	13,426	34,256	27,145

Main Basic Petrochemicals
Ethylene	12,093	12,421	18,217	20,128	23,784	19,637
Propylene	53,322	40,684	40,375	36,073	19,314	28,340
Benzene	49,326	49,174	48,396	54,504	57,771	37,211
Butadiene	34,891	42,917	43,886	43,710	52,907	49,613
Toluene	37,101	21,788	25,703	19,411	17,291	19,209
Paraxylene	10,250	14,950	15,342	10,251	5,250	16,396
Cumeno	-	-	-	-	-	-

United States and Europe
PP	460,278	493,373	502,293	517,329	499,577	503,980

Mexico
PE	-	-	-	-	-	54,000

EXHIBIT VIII
Consolidated Net Revenue

Net Revenue

R$ million	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16

Polyolefins
Domestic Market	3,582	3,342	3,705	3,402	3,383	3,575
Export Market	1,024	1,650	1,898	1,382	1,709	1,741

Vinyls
Domestic Market	637	593	663	679	651	665
Export Market	0	9	145	41	90	68

Basic Petrochemicals (Most Relevants)
Domestic Market
Ethylene/Propylene	446	595	693	564	609	598
Butadiene	114	119	165	134	116	134
Cumene	158	141	138	146	142	100
BTX	344	454	462	452	476	442
Others	436	288	141	373	583	302
Export Market
Ethylene/Propylene	196	164	178	164	142	150
Butadiene	72	116	152	128	150	160
BTX	164	221	230	212	180	167
Others	193	463	725	288	204	460

United States and Europe	1,751	1,985	2,140	2,363	2,535	2,298

México	-	-	-	-	-	213

Resale*	742	903	1,194	1,593	797	402
Quantiq	193	214	227	241	213	210

Others¹	144	336	307	169	191	202
Total	10,195	11,592	13,164	12,332	12,172	11,886
*Naphtha, condensate and crude oil
¹Includes pre-marketing activity in Mexico until 1Q16
**BTX = Benzene, Toluene and Paraxylene

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2016
BRASKEM S.A.

By:	/s/ Pedro Van Langendonck Teixeiras de Freitas

	Name:	Pedro Van Langendonck Teixeiras de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.